

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile @ (218) 998-4302</u>

Kelly Longtin
Chief Executive Officer
Otter Tail AG Enterprises, LLC
24096 - 170th Avenue
Fergus Falls, Minnesota 56537-7518

Re: **Otter Tail AG Enterprises, LLC**
          Form 10
          Filed on: January 28, 2008
          File No.: 000-53042

Dear Mr. Longtin:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to clear our comments on the registration statement until we resolve all issues concerning the confidential treatment request.

2. Please provide updated financial statements and related disclosures as required by Rule 3-12(a) of Regulation S-X. Prior to your Form 10 going automatically effective 60 days after its initial filing, this should be accomplished by updating your Form 10. If you do not withdraw your Form 10 prior to it going automatically effective, you will be subject to the reporting requirements of the 1934 Act. The 1934 Act requires, among other things, your filing of Forms 10-K and 10-Q, even if we still have open comments on your Form 10.

Business, page 1
Plan of Operations Until End of Fiscal Year, page 1

3. Since it is not readily apparent when your fiscal year ends, and you first disclose this information on the second paragraph of the Environmental and Other Regulatory Matters discussion on page 4, please revise your disclosure to incorporate your fiscal year end information.

Site Infrastructure, page 2

Adequate Corn Supply, page 2

4. Given the concentration of corn-ethanol producers in the state of Minnesota as well as the high demand for corn supply nationally, please disclose the basis of your belief that the Fergus Falls area has sufficient grain corn production.

Environmental and Other Regulatory Matters, page 4

5. On the second paragraph of your discussion, you disclose that you have been successful in obtaining "all of the permits currently required"; however, at the beginning of the next paragraph you state that you "will be required to obtain…" a number of federal, state and local environmental permits. Please revise your disclosures for consistency. Further, clearly identify any material permits which you may not have obtained. To the extent applicable, further disclose whether failure to obtain these material permits may delay the start of operations and impair your ability to generate revenues.

Sales and Marketing, page 6

Ethanol, page 6

6. We note that RPMG will be your sole marketing representative and that RPMG has agreed to use its "best efforts" to market all of your ethanol.

- Please disclose whether under the terms of the marketing agreement RPMG is required to market and sell a minimum number of gallons during the term of the marketing agreement or any other measure of time contemplated in the agreement.

- In the event of termination of the marketing agreement by either party, please disclose whether delays in finding a replacement may have a material effect on your business.

7. Since RPGM will be your sole marketing representative, please include in your disclosure a brief discussion of RPMG's operating history. Further, please tell us whether you have considered any conflicts of interest that may arise if RPMG represents other ethanol-producers on an exclusive basis.

8. In the second paragraph you state that RPGM will provide a variety of services and infrastructure which would be inefficient for you to provide. Please revise your disclosure to further inform the investors whether this type of third-party arrangement is customary for ethanol-producing businesses.

9. In regards to your reference of the Ethanol Producer Magazine, please provide the month and year of the issue you are referring to in your disclosure.

Procurement Agreements, page 7

10. You state that CHS does not guarantee that a supply of corn will be available to you. If you believe it is possible that you may have to procure corn from other sources, please discuss here, in accordance with Item 101(h)(4)(v) of Regulation S-K.

Natural Gas, page 8

11. Please explain the meaning of the acronym "TDI."

Transportation and Delivery, page 9

12. Please explain how you will handle truck transportation. We note your discussion on page 6 where you state that RPMG will handle "transportation logistics;" however, it is unclear whether RPMG will handle timing and load logistics or whether it will handle the entire process of truck transportation, including the hiring of the truck transportation providers. To the extent that RPMG will provide the full range of truck transportation services, please make the appropriate disclosures and state the anticipated cost of that service. If you will retain these third party providers directly, please disclose their available sources, their ability to meet your transportation demands and your anticipated transportation cost.

Risk Factors, page 23

> We are dependent on a key service provider that is currently involved in litigation and may be experiencing significant financial stress . . ., page 23

13. Please include a discussion in your Business section related to the Delta-T litigation. In your "Construction" discussion on page 3 you list a number of services resulting from the licensing of Delta-T's process technology. Please provide the investors with the necessary qualitative and quantitative information to further understand what part of your business operations may be compromised because of a potential unfavorable judgment against Delta-T. Further disclose, if known, whether Delta-T has taken a position on this matter, for example whether it has denied the allegations, has filed a motion to dismiss or has filed a counter-lawsuit against Bateman Litwin N.V.

> Present and future loan agreements with lenders may hinder our ability to operate the business . . ., page 25

14. On the last paragraph of this risk factor you state that the various covenants and agreements "may contain cross-acceleration and cross-default provisions." Please revise your disclosure to clarify that these covenants and agreements currently contain cross-default provisions.

> Competition from ethanol imported from Brazil . . ., page 27

15. The nature of this risk factor does not seem currently material and is a risk that can affect any domestic ethanol-producing company. Please revise as necessary or remove.

> Our operating costs could be higher than we expect . . ., page 29

16. Please consolidate your disclosures regarding costs resulting from environmental compliance with your disclosures in "Our business is subject to extensive and potentially costly environmental regulations …" risk factor on page 30.

> We likely will not sell the carbon dioxide we will produce . . ., page 29

17. This risk factor seems to overlap with the risk factor "Our business is subject to extensive and potentially costly environmental regulations…" on page 30, and the risk factor "Carbon dioxide may be regulated in the future . . ." on page 31. Please revise to combine them or clarify the discrete risk that each risk factor addresses.

       <u>Our business is subject to extensive and potentially costly environmental regulations . . ., page 30</u>

18. In your risk factor "Our operating costs could be higher . . ." on page 29, you refer to occupational safety as another aspect of regulatory compliance. We also note that one of the Federal Permits identified on page 4 is the Occupational Safety and Health Administration (OSHA) 1910 Process Safety Management (PSM) Plan. As such, please let us know what consideration you have given to a discussion regarding compliance with the rules and regulations relating to worker safety and the effect that such compliance is expected to have on your business.

       <u>Under our Member Control Agreement, it may be difficult for members to enforce claims against an officer or governor, . . ., page 33</u>

19. Please revise the risk factor to the extent it overlaps with "Our governors and managers will not be liable…" risk factor on page 32.

       <u>There are conflicts of interest in our business, because we have relationships . . ., page 33</u>

20. Please briefly describe the conflicts of interest that currently exist in your proposed structure and operations, as suggested by the first sentence in this risk factor. The items you currently discuss all appear to be conflicts that "may" arise.

21. We note that Mr. Longtin's employment agreement contains a non-competition and non-solicitation provision pursuant to which during the course of his employment and for two years after termination of his employment, Mr. Longtin is not allowed to be employed, consult or perform services for any person or entity in the ethanol business within a specified geographic area. In view of this restrictive covenant, further elaborate your discussion regarding this risk factor to better quantify the disclosed risk.

<u>Selected Financial Data, page 34</u>

22. Please revise your selected financial data to include both basic and diluted net income (loss) per unit. Please also revise your weighted average units outstanding for the fiscal year ended September 30, 2007 and for the period from inception (January 27, 2005) to September 30, 2007 to be consistent with the weighted average units outstanding from your statement of operations on page F-3.

23. Please present your long-term debt as a separate line item in the balance sheet data section as required by Instruction 2 of Item 301 of Regulation S-K.

Management Discussion and Analysis of Financial Conditions and Results of Operation, page 35
Operating Expenses, page 36

24. We note your reference to costs related to "professional fees." Please disclose what it is meant by this term.

Plant Construction and Start-Up of Plant Operations, page 37

25. Based on your expectation that the Plant construction will be completed by March 2008, please disclose when you expect the Plant to become fully operational. Based on your estimates, please disclose whether you anticipate generating revenues by your fiscal year end. If you anticipate any delays to your plans, please disclose the most likely causes of such delays and whether your cash reserves would be sufficient to sustain your operations.

Trends and Factors that May Affect Future Operating Results, page 37

26. We note that some of your disclosures in this section are repetitive of disclosures contained in the Business section. Please revise to focus your discussion on the effect that the trends and factors you identify may have on your future operating results.

Liquidity and Capital Resources, page 39
Overview, page 39

27. In accordance with Item 303(a)(1) of Regulation S-K, please discuss how the start of your operations will impact your liquidity. Please refer to our comment 25.

28. On the fourth paragraph you state that you anticipate spending over $7 million in capital expenditures to complete the Plant. Starting on page 1 of the registration statement you state that you will spend approximately $9 million to finish construction. Please clarify whether the $7 million in capital expenditures would be in addition to the $9 million figure, or otherwise, revise the disclosures to remove any discrepancies.

Contractual Obligations and Commercial Commitments, page 39

29. Starting on page F-18 of Note 9 to the Financial Statements, you discuss a number of contractual arrangements which seem to be missing from your discussion in this section of the registration statement. For example we note your agreement for payment of a Placement Agency Fee equal to 2.5% of the principal amount of the Bonds, and the agreements discussed on the first and fourth paragraphs under

the caption "Management Agreements" on page F-18. To the extent that these agreements are still effective and payment of fees and performance of services are outstanding, please include a discussion regarding the material terms of these agreements in the "Contractual Obligations…" section. To the extent required by Item 601(b)(10) of Regulation S-K, please file these agreements as exhibits to the registration statement.

30. Please clarify whether the commitment fees under the Construction Loan or the revolving promissory note with Agstar are charged monthly or annually.

31. To the extent that your discussion on paragraphs seven and nine on page 40 relates to the same lease agreement, please combine the two and further revise your disclosures to provide a clearer understanding of this lease arrangement. Please disclose when you have to start making payments under the lease, and what the amount of each lease payment will be. We note that Section 4.2 of the Lease Agreement between Otter Tail County and you (Exhibit 10.33) requires you to make payments of interest and principal on the General Obligation Bond starting on February 25, 2008.

32. Please revise the contractual obligations table on page 41 to present interest payments separately from principal payments. Please also disclose in a footnote to the table the assumptions used in arriving at the interest payment amounts.

Quantitative and Qualitative Disclosures About Market Risk, page 41

33. Please provide quantitative and qualitative disclosures related to your market risk, including but not limited to market risks associated with your derivative instruments that hedge your anticipated corn purchases. Please also provide the disclosures in accordance with one of the three disclosure alternatives as required by Item 305(a)(1) of Regulation S-K.

Liability Risk, page 42

34. You indicate that the captive reinsures catastrophic losses in excess of a predetermined amount. Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to, workers' compensation, commercial property and general liability. Please also disclose each risk for which you do not have excess loss limits. Similarly revise your disclosures in the footnotes to your financial statements as well.

35. To the extent material, please disclose what the amount of the "prepaid collateral deposit" is.

Security Ownership of Certain Beneficial Owners and Management, page 44

36. In accordance with Item 403(a) of Regulation S-K, please furnish in a tabular form information about beneficial owners of more than five percent of your voting units. Based on your first sentence of this section, it is unclear whether this information was omitted or whether, other than the management group, there are no five percent beneficial owners. Please refer to Rule 13d-3 of the Exchange Act to determine the beneficial owners.

Governors and Executive Officers, page 45
Business Experience of Governors and Executive Officers, page 45

37. We note that when describing the business experience of some of your governors and executive officers, such as Messrs. Larson and Ronnevik, you make use of certain undefined acronyms. Also, the chronological order of the employment and occupation history at times is not clear. For example, it is unclear what is Messrs. Mehl's and Rust's current occupation or how long Dr. Smith has been employed with Fergus Falls Medical Group. In accordance with Item 401(e) of Regulation S-K, please revise your disclosures to provide more clarity on these matters.

Audit Committee, page 48

38. We note that in several places in your registration statement you refer to other committees, such as the advisory committee mentioned on Note 10, page F-22. Please include a brief discussion of your other committees, their composition and the responsibilities of each committee.

Executive Compensation, page 49
Components of Compensation Program, page 49

39. Throughout this section, you refer to Units issued as part of various components of compensation as well as "restricted stock awards." Please revise to clarify the nature of these awards, which we assume are awards relating to your Units. Please make conforming changes to the other sections of the registration statement where you discuss matters addressed by this comment.

40. Please identify the performance factors referred to in the "Incentive compensation" discussion. To the extent that these performance factors were different for each executive officer, please note these differences.

41. You state that the number of options granted is determined in accordance with the "Return On Investment Schedule." Please explain how corporate performance targets such as Return On Investment, Sarbanes-Oxley Reporting Compliance and Lender Reporting Compliance, are calculated for purposes of determining components of executive compensation. Further, please disclose (i) the Sarbanes-Oxley Reporting Compliance goals and the Lender Reporting Compliance goals, and (ii) the "certain" Plant safety and efficiency goals that you refer to in your "Options" discussion.

42. In accordance with Item 402(o)(1) of Regulation S-K, please disclose the material terms of the employment agreements entered into between you and your executive officers, including, but not limited to, termination provisions and provisions related to severance payments. We note your discussion on Note 10, page F-22.

Compensation Objectives and Policies, page 49

43. We note that you have set company-wide performance goals based on net cost per gallon benchmarks developed by a third party. Please provide in the filing a more detailed explanation of what these benchmarks are and how they were developed and used in setting these performance goals.

Summary Compensation Table, page 50

44. Please explain why under the "Option Awards" column you have not listed the options granted to Messrs. Hicks and Greene for up to 5,000 units each. See Item 402(n)(2)(vi) of Regulation S-K and the related Instruction.

45. We note that Section 3 of Mr. Longtin's employment agreement sets his base salary for the calendar year 2009 to $142,000. Please make the appropriate disclosure in the filing.

Outstanding Equity Awards at Fiscal Year-End, page 52

46. The number of units reported on the Outstanding Equity Awards at Fiscal Year-End table seems somewhat inconsistent with your Summary Compensation Table disclosure on page 50. Please explain in footnotes how you are reporting the number of units included in each column of your tabular presentation. See Item 402(p) of Regulation S-K.

Certain Relationships and Related Transactions, page 53

47. We note your disclosure that your governors and officers may serve as directors of other business and may acquire financial or other incentives in other ethanol businesses that compete against you. To the extent applicable, please disclose whether any of the executive officers or governors are currently involved or provide services for other ethanol-producing companies and whether any of the officers is covered by any non-competition clauses.

Market Price of and Dividends on the Registrant's Common Equity and Other Member Matters, page 56

Securities Authorized for Issuance under Equity Compensation Plan, page 56

48. Please revise your disclosures to provide information in accordance with Item 201(d) of Regulation S-K.

49. We refer to your discussion in Note 10, page F-22, related to the 650,000 units reserved for issuance to employees, non-employees and consultants. Please revise your disclosure in this section to discuss in more detail the material terms of the company's Incentive Unit Plan.

Recent Sales of Unregistered Securities, page 57

50. In accordance with Item 701(c) of Regulation S-K, please provide the factual basis for each claimed exemption.

51. Please expand your disclosure related to the Minnesota registered offering, including information on the kind of publicity or advertising utilized in the offering.

Description of Registrant's Securities to be Registered, page 58

52. To the extent that your articles of organization, the Operating and Member Control Agreement or the laws of the state of Minnesota contain provisions which have the effect of delaying, deferring or preventing a change in control of the company, please disclose such information in accordance with Item 202(a)(5) of Regulation S-K.

Financial Statements

Statement of Operations, page F-3

53. On page F-10, you indicate that you hedge your anticipated corn purchases by entering into options and futures contracts. You also indicate that you do not designate these instruments as hedges and therefore record in earnings adjustments caused from marking these instruments to market on a monthly basis. Given that these instruments are related to your anticipated corn purchases, please tell us how you determined that the gain on derivatives should be included in other income instead of as a component of your operating loss for the period. Please cite any accounting literature used to support your conclusion.

Statement of Cash Flows, page F-5

54. Please present amortization of debt issuance costs as a separate line item in reconciling from net income (loss) to net cash provided by (used in) operating activities for each period presented.

Note 1 – Summary of Significant Accounting Policies, page F-6

Grants, page F-8

55. You indicate that you recognize grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant. Please tell us how you determined that it is appropriate to include grant income as other income when used to reimburse for your expenses incurred. Please cite the accounting literature used to support your conclusions.

Net Income (Loss) per Unit, page F-9

56. Please disclose, by type of potentially dilutive security, the number of additional units that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. Please also disclose how vested and unvested restricted units that have been issued are treated for basic and diluted earnings per share. See paragraphs 10, 13 and 40(c) of SFAS 128.

Note 6 – Capital Lease, page F-14

57. You indicate that you entered into a long-term equipment lease agreement that has a term from May 1, 2007 through November 2019. You also will not start making payments until May 25, 2008. You also indicate that capital lease payments for principal start on November 25, 2009. Please tell us what consideration you gave

Kelly Longtin
Otter Tail AG Enterprises, LLC
February 27, 2008
Page 12

to the delay in principal and interest payments under the lease agreement in accounting for this capital lease transaction. Please tell us how you considered the provisions in SFAS 13 in reaching the conclusions you did regarding your accounting treatment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Green, Accountant, at (202) 551-3733 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Todd A. Taylor, Esq. via Facsimile @ (612) 492-7077
        Fredrikson & Byron, P.A.